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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*
                                           -----


                        Emcee Broadcast Products Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  268650108
                          --------------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 268650108                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------
  CUSIP NO. 268650108                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT&SA

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1   (a)  Name of Issuer:                Emcee Broadcast Products Inc.

         (b)  Address of Issuer's            Susquehanna St. Extension
              Principal Executive            P.O. Box 68
              Offices:                       White Haven, PA  18661

Item 2   (a)  Names of Person                BankAmerica Corporation
              Filing:                           ("BAC")
                                             Bank of America NT&SA
                                                ("BANTSA")

         (b)  Address of Principal
              Business Offices:              (For BAC and BANTSA)
                                             555 California Street
                                             San Francisco, CA  94104

         (c)  Citizenship:                   BAC is organized under the laws of
                                             Delaware. BANTSA is a national
                                             banking association organized under
                                             the laws of the United States.

         (d)  Title of Class of              Common Stock
              Securities:

         (e)  CUSIP Number:                  268650108

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

              (a) [ ]  Broker or Dealer registered under Section 15 of the Act

              (b) [X]  Bank as defined in Section 3(a)(6) of the Act

              (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
                       Act

              (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

              (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

              (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss240.13d-1(b)(1)(ii)(F)

              (g) [X] Parent Holding Company, in accordance with ss240.13d-1(b)(ii)(G) (Note: See Item 7)

              (h) [ ]  Group, in accordance with ss240.13d-1(b)(1)(ii)(H)

Item 4        Ownership*

              (a)  Amount Beneficially Owned:
                         BAC                                                  0
                         BANTSA                                               0

              (b)  Percent of Class:
                         BAC                                                  0%
                         BANTSA                                               0%

              (c)  Number of shares as to which such
                   person has:

                   (i)   sole power to vote or direct the vote:
                         BAC                                                  0
                         BANTSA                                               0

                   (ii)  shared power to vote or direct the vote:
                         BAC                                                  0
                         BANTSA                                               0

                   (iii) sole power to dispose or direct
                         the disposition of:
                         BAC                                                  0
                         BANTSA                                               0

                   (iv)  shared power to dispose or
                         direct the disposition of:
                         BAC                                                  0

_______________________________
* By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

                                    BANTSA

Item 5   Ownership of Five Percent or Less of a
         Class.

         If this statement is being filed to
         report the fact that as of the date
         hereof the reporting person has ceased
         to be the beneficial owner of more than
         five percent of the class of securities, check the following [X].

Item 6   Ownership of More than Five Percent on
         Behalf of Another Person.

         Not Applicable.

Item 7   Identification and Classification of the
         Subsidiaries Which Acquired the Security
         Being Reported on by the Parent Holding
         Company.

         See Item 2.  BAC is a registered bank
         holding company.  BANTSA is a bank as
         defined in Section 3(a)(6) of the Act.
         BANTSA is a wholly-owned subsidiary of
         BAC.

Item 8   Identification and Classification of
         Members of the Group.

         Not Applicable.

Item 9   Notice of Dissolution of Group.

         Not Applicable.

Item 10  Certification.

         By signing below I certify that, to the
         best of my knowledge and belief, the
         securities referred to above were
         acquired in the ordinary course of
         business and were not acquired for the
         purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
---------

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998



        BANKAMERICA CORPORATION*

        BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*







*By:    /s/ VENRICE R. PALMER

        Venrice R. Palmer
        Senior Counsel of
        Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc.)

                                  EXHIBIT A
                                  ---------
                            Joint Filing Agreement
                            ----------------------

     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the informa tion concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 6, 1998

       BANKAMERICA CORPORATION*

       BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*





*By:   /s/ VENRICE R. PALMER

       Venrice R. Palmer
       Senior Counsel of
       Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment#2 relating to Anaren Microwave, Inc.)